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Exhibit 99(a)(1)(L)

Contacts:	Kinko's, Inc. Chris Barnes 214-550-7055 chris.barnes@kinkos.com

KINKO'S ANNOUNCES SUCCESSFUL CONCLUSION
OF TENDER OFFER FOR IMAGEX

DALLAS—May 1, 2003—Kinko's, Inc., today announced the successful completion of the subsequent offering period for its tender offer to purchase all of the outstanding shares of common stock of ImageX (NASDAQ: IMGX), at a price of $.512 per share. The subsequent offering period expired at 12:00 midnight, New York City time, on Wednesday, April 30, 2003.

Based on preliminary information provided by Mellon Investor Services LLC, the depositary for the tender offer, an aggregate of approximately 28,262,901 shares of ImageX common stock were tendered in the initial offering period and subsequent offering period (including approximately 67,039 shares tendered by notice of guaranteed delivery). This represents approximately 90.5 percent of the outstanding shares of ImageX. Kinko's, through its wholly-owned subsidiary Kinko's Washington, Inc., has accepted for payment all shares validly tendered in the tender offer.

Kinko's plans to effect a merger between Kinko's Washington, Inc., and ImageX by May 7, 2003, or as soon as practicable thereafter. The merger is expected to be consummated without a vote or meeting of ImageX stockholders. In the merger, each of the remaining shares of ImageX common stock will be converted into the right to receive $.512 in cash, without interest. ImageX will then become a wholly owned subsidiary of Kinko's, Inc.

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Kinko's Announces Successful Conclusion of ImageX Tender Offer

About Kinko's
Kinko's is the world's leading provider of document solutions and business services. Its global network of more than 20,000 team members and 1,100 digitally connected locations offers access to technology for color printing, finishing and presentation services, Internet access, videoconferencing, outsourcing, facilities management, Web-based printing, and document management solutions. Dallas-based Kinko's is a privately held corporation with locations in nine countries. For more information, please visit www.kinkos.com. Products, services and hours vary by location.

About ImageX
Founded in 1995 and based in Kirkland, WA, ImageX is a leading provider of online solutions for distributing, managing and producing branded print materials. With eight patents issued and more than 40 patents pending, the company's advanced technology designed to reduce costs related to procuring branded communications materials. More information on the company and its services can be obtained from http://www.imagex.com or by calling (877) 682-0880.

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The news release is for informational purposes only. It does not constitute an offer to purchase shares of ImageX or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. Kinko's has filed with the SEC a tender offer statement on Schedule TO (including an offer to purchase, letter of transmittal and related tender offer documents) and ImageX has filed a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information and security holders of ImageX are advised to carefully read these documents before making any decisions with respect to the tender offer. These documents will be provided by Kinko's and ImageX to ImageX security holders at no expense to such security holders and also may be obtained free at www.sec.gov.

This release contains forward-looking statements with respect to the completion of the transaction described herein. This forward-looking information is based on certain assumptions, including, among others, the tender of shares by ImageX shareholders, the approval of the transaction by ImageX shareholders, if required, and the satisfaction of certain conditions to the transaction. This forward- looking information may prove to be inaccurate and actual results may differ from those presently anticipated.

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Exhibit 99(a)(1)(L)
KINKO'S ANNOUNCES SUCCESSFUL CONCLUSION OF TENDER OFFER FOR IMAGEX